

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

<u>Via E-mail</u>
Brett Wilson
President and Chief Executive Officer
TubeMogul, Inc.
1250 53rd Street, Suite 1
Emeryville, California 94608

>   **Re: TubeMogul, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 26, 2014**
>   **File No. 333-194817**

Dear Mr. Wilson:

We have reviewed your letter dated March 26, 2014, and the above-referenced registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated March 19, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors</u>

1.   Although your product incorporates technologies designed to prevent fraud and you discuss the risk of fraud in low quality inventory, please tell us what consideration you gave to discussing the risks resulting from online-ad fraud in a separate risk factor. Consider whether unsuccessful efforts to detect or prevent fraud may reduce customer demand or lead to less advantageous terms with customers.

Brett Wilson
TubeMogul, Inc.
April 7, 2014
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operation

Factors Affecting Our Performance

Revenue Growth from Additional Media Markets, page 48

2.   We note your response to prior comment 1. Please revise to clarify that your revenue from these other digital video channels is not material at this time.

Business

Our Customers, page 77

3.   You define each Platform Direct customer with a separate contract as a unique customer and each Platform Services customer with a distinct address as a unique customer, which are overly restrictive definitions for the purpose of identifying material customer concentrations. Please tell us whether any affiliated group of either Platform Direct or Platform Services customers accounted for 10% or more of your revenue if you were to account for all entities that are affiliated as a single customer. Please note that a group of customers under common control or customers that are affiliates of each other should be regarded as a single customer. See Item 101(c)(1)(vii) of Regulation S-K. Please revise your disclosure accordingly to present your customer concentration information based on treatment of affiliated entities as a single customer, or in your response explain why such information is not required.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via E-mail
        Peter M. Astiz, Esq. and Michael J. Torosian, Esq.
        DLA Piper LLP (US)